QUARTZ MOUNTAIN ASSEMBLES BULK TONNAGE COPPER-GOLD PROJECT
ACQUIRES GALAXIE PROJECT & HOTAILAH SLOPE PROPERTY IN NORTHERN BC

July 30, 2012, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain”) (TSX-V: QZM; OTCBB: QZMRF) announces that it has acquired a 100% interest in the Galaxie Project from Finsbury Exploration Ltd (“Finsbury”) through a sale agreement (the “Sale Agreement”) dated as of July 27, 2012. In a separate agreement, Quartz Mountain has also acquired a 100% interest in the Hotailah Slope Mineral Claims that lie immediately adjacent and to the south of the Galaxie Project.

Acquisition of the Galaxie Project

Pursuant to the terms of the Sale Agreement, on the closing date of the transactions contemplated therein, Quartz Mountain will issue 2,038,111 shares to Finsbury and Quartz Mountain shall assume the rights and obligations of Finsbury under a mineral property purchase agreement (the “Bearclaw Agreement”) between Finsbury and Bearclaw Capital Corp. (“Bearclaw”). Finsbury acquired a portion of the Galaxie Project property from Bearclaw. Quartz Mountain will also assume the rights and obligations under a NSR Royalty Agreement between Finsbury and Bearclaw.

The remaining payment obligations to Bearclaw for the Galaxie Project under the Bearclaw Agreement to be assumed by Quartz Mountain consist of:

1.	a payment, on or before August 20, 2012, to Bearclaw of $50,000 in cash;

2.	the issuance, on or before August 20, 2012, to Bearclaw of a convertible debenture note in the amount of $650,000 at a rate of 8% per annum and with a maturity date of October 31, 2013; and

3.	the issuance, following the closing date of the transactions contemplated in the Sale Agreement, to Bearclaw of 1,000,000 shares in the capital of Quartz Mountain.

The Galaxie Project covers an area of 1,488 square kilometres, comprised of three mineral claims totalling 1,294.3 hectares (the “Gnat Pass Property”) and the surrounding Galaxie Project which consists of 319 mineral claims totalling 129,009 hectares staked in 2011 and 63 mineral claims totalling 22,787 hectares staked in 2012. The property straddles the Stewart-Cassiar Highway, and is located 24 kilometres south of the community of Dease Lake, British Columbia.

The final closing of the transaction is subject to the receipt of regulatory and corporate approvals.

Highlights of the Galaxie Project and its Geological Setting

Geologically, the Galaxie Project lies within the Stikine Terrane, which hosts a number of important copper-gold deposits in northwestern BC. These include the Red Chris deposit with proven and probable reserves of 301.5 million tonnes grading 0.36% copper and 0.27 g/t gold (Imperial Metals, November 2010), the Schaft Creek deposit with measured and indicated resources of 1.23 billion tonnes grading 0.26% copper, 0.017% molybdenum, 0.19g/t gold and 1.69 g/t silver (Copper Fox Metals, May 2012), the Galore deposit with proven and probable reserves of 528 million tonnes grading 0.60% copper, 0.32 g/t gold and 6.02 g/t silver(NovaGold Resources, July 2011) and the Kerr-Sulphurets-Mitchell-Snowfield deposits with proven and probable reserves of 2.16 billion tonnes grading 0.55 g/t gold, 0.21% copper, 2.74% silver and 44.7 ppm molybdenum (Seabridge Gold, May 2012).

Most of the prior exploration in the Galaxie area occurred in the 1960’s. Geological, geochemical and geophysical surveys, as well as trenching and drilling took place. Most of the drilling (some 100 holes) targeted the Gnat Pass (also known as the Hill Zone) deposit. A historical estimate for the deposit was completed by Lytton Minerals Ltd. in 1972, comprising “Indicated Reserves” of 30,387,850 tonnes grading 0.39% Cu, including 20% dilution by wallrock grading 0.15% Cu.

This historical estimate, reported in a Canadian Stock Exchange Listing Statement in 1972, was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of reserve estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of “Indicated Reserves” under current standards and a qualified person has not done sufficient work to classify the estimate as current mineral resources or reserves. As such, Quartz Mountain is not treating the historical estimate as current.

Information from historical drilling in the Gnat Pass deposit-area also shows that the copper mineralization remains open to the east and at depth in the eastern and central parts of the drill area. Deeper drill testing of the deposit may show that zones of mineralization within the deposit coalesce at depth, increasing the potential to expand the deposit and establish significant resources.

The Galaxie Project also has other excellent exploration potential: five target areas across the property were identified in prospecting surveys conducted in 2011 by Finsbury that require follow up work; at least four other copper and/or molybdenum occurrences are known to occur within the project-area from historical work; and a large portion of the property is underexplored.

Acquisition of Hotailuh Slope Mineral Claims

Quartz Mountain also announces that, pursuant to a separate transaction, it has acquired a 100% interest in nine mineral claims totalling 3,846 hectares that are adjacent to the Galaxie Project (the “Hotailuh Slope Mineral Claims”) from Crucible Resources Ltd. and Michael Rowley (together, the “Hotailuh Slope Vendors”) through a mineral property sale and purchase agreement (the “Hotailuh Slope Agreement”) dated as of July 27, 2012.

Pursuant to the terms of the Hotailuh Slope Agreement, the consideration payable by Quartz Mountain to the Hotailuh Slope Vendors in aggregate consists of:

1. on the closing date, $5,000 payable in cash and $5,000 payable by the issuance of shares in the capital of Quartz Mountain;

2. on the first anniversary of the date that the Ministry of Mines, Energy and Petroleum Resources of British Columbia issues a Notice of Work (the “NOW Date”) that enables Quartz Mountain to conduct exploration activities, drilling operations and related work on the Hotailuh Slope Mineral Claims, $10,000 payable in cash and $10,000 payable by the issuance of shares in the capital of Quartz Mountain; and

3. on each of the second anniversary of the NOW Date and the third anniversary of the NOW Date, $20,000 payable in cash and $20,000 payable by the issuance of shares in the capital of Quartz Mountain.

Quartz Mountain is required to incur expenditures on the Hotailuh Slope Mineral Claims of at least $1,000,000 within three years from the NOW date.

Quartz Mountain will also grant the Hotailuh Slope Vendors a 2% NSR royalty on the Hotailuh Slope Mineral Claims, up to a maximum aggregate amount of $5,000,000 and with an option to buy out 50% of the royalty in consideration for a cash payment of $1,000,000.

About Quartz Mountain Resources Ltd.

Quartz Mountain Resources Ltd. is a Vancouver-based exploration company focused on making a major new deposit discovery in British Columbia. Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed the content of this release.

For further details, please visit Quartz Mountain's website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Robert Dickinson
Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Quartz Mountain believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary regulatory approvals, permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Quartz Mountain's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.